West Texas Resources, Inc.
5729 Lebanon Road, Suite 144
Frisco, Texas  75034

September 14, 2011

To the Stockholders of
Russian Resources Energy, Inc.:

The purpose of this letter is to bring you up to date with a few of the more recent developments concerning Russian Resources Energy, Inc., a Texas corporation (“Russian Resources”).

In December 2010, Russian Resources formed a wholly-owned subsidiary for the purpose of pursuing oil and gas operations in the State of Texas and North America.  That new corporation is known as West Texas Resources, Inc., a Nevada corporation (“West Texas”).  Upon the formation of West Texas, Russian Resources distributed the outstanding shares of West Texas to the shareholders of Russian Resources as of December 9, 2010.  Pursuant to the distribution, each shareholder of Russian Resources as of December 9, 2010 received one (1) share of the common stock of West Texas for each share of common stock of Russian Resources held by such shareholder.

As a shareholder of Russian Resources, you will be receiving in the mail a certificate representing the shares of West Texas issued to you in connection with the spin-off of West Texas from Russian Resources.  The West Texas shares are being issued to you as a stock dividend by Russian Resources and you are not obligated to pay for the West Texas shares.  Unless you have taken action to sell or assign your shares of Russian Resources, you remain a shareholder of Russian Resources and your ownership of Russian Resources is not affected by your receipt of the West Texas shares.

Shortly after the distribution of the West Texas shares, I resigned as an officer and director of Russian Resources and I now serve as President and Chief Executive Officer of West Texas.  It is our understanding that management of Russian Resources is continuing its pursuit of natural resource projects in Russia, however, we are not aware of any acquisitions or agreements by Russian Resources at this time.  As there is no cross-management between Russian Resources and West Texas, we are not in a position to provide you with any further information concerning the status of Russian Resources.

As noted above, West Texas was formed for the purpose of pursuing oil and gas exploration and development in the State of Texas and North America.  The Company intends to conduct investigations and other due diligence operations related to the acquisition of equity interests in oil and gas properties primarily in Texas, and thereafter exploit those properties in conjunction with other oil and gas producers.  As of the date of this letter, West Texas has acquired a 25% working interest in a 125-acre exploratory prospect in Eastland County, Texas.  The prospect has two existing wells and the operator intends to drill additional wells.  The existing wells will be reworked, and the additional wells will be drilled, through a process utilizing hydraulic fracturing.  While West Texas intends to pursue the acquisition of additional oil and gas interests, it has not completed the investigation of any additional properties nor does it have any agreements in place concerning its acquisition of any further interests at this time.

West Texas intends to file with the Securities and Exchange Commission within the next few months a Registration Statement on Form S-1 for purposes of registering the offer and sale of certain outstanding securities.  That registration statement will contain a more complete description of the financial condition, results of operations and prospects of West Texas.  You can also access information concerning West Texas at our web site: www.westtexasresources.com.

On behalf of West Texas, I want to welcome you to the company and wish us all future success.

Very truly yours, West Texas Resources, Inc., a Nevada corporation By: /s/ Stephen E. Jones , President and Chief Executive Officer